+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Spring Bank Pharmaceuticals, Inc.

113 Cedar Street

Milford, Massachusetts 01757

Attn: Martin Driscoll

President and Chief Executive Officer

(508) 473-5993

January 8, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Spring Bank Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed January 5, 2016
File No. 333-208875

Ladies and Gentlemen:

On behalf of Spring Bank Pharmaceuticals, Inc. (the “Company”), set forth below is information in response to comment 7 contained in the letter dated August 28, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 submitted by the Company to the Commission on August 3, 2015. Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-208875), which was publicly filed by the Company on January 5, 2016 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

*        *        *

Securities and Exchange Commission

January 8, 2016

Determining the Fair Value of Common Stock Prior to the IPO

As disclosed in the Registration Statement, the Company has historically determined the fair value of its common stock on each equity grant date based on a variety of factors, including contemporaneous and, in certain instances, retrospective valuations performed by the Company with the assistance of third-party valuation specialists as of December 31, 2013, December 31, 2014, June 30, 2015, August 10, 2015 and September 30, 2015. These valuations were performed using an Option-Pricing Method (OPM) Backsolve calculation prior to January 1, 2015 and the Guideline Public Company Method using the OPM to allocate equity value since January 1, 2015. The valuation analyses included judgments regarding the determination of an appropriate valuation method at each grant date, and other judgments and estimates including the time to completing an initial public offering (“IPO”) or other liquidity event, the probabilities assigned to such events, and the related valuations under each scenario, among other factors. The Company determined that the fair value of its common stock increased from $2.32 per share as of March 31, 2015 to $3.24 per share as of November 1, 2015. The primary drivers of the increase were an increase in the probability of an IPO to 65% as of September 30, 2015 based on the Company’s assessment of its development pipeline, including the availability of full data from its Phase 1 clinical trial of its lead product candidate SB 9200, market conditions and progress towards undertaking an IPO, as well as decreases in the time to a projected liquidity event, the discount for lack of marketability of the Company’s common stock and the strengthening of the Company’s management team through the hiring of a Chief Executive Officer and Chief Medical Officer.

Initial Public Offering Price Range

Rule 83 Confidential Treatment Request by Spring Bank Pharmaceuticals, Inc. Request #1

The Company has taken into consideration guidance and market data from its underwriting team that have been presented to and reviewed by the Board of Directors of the Company (the “Board”) on January 8, 2016. To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this IPO will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This anticipated price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, progress of the Company’s development programs, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with

Securities and Exchange Commission

January 8, 2016

the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The anticipated price range for this IPO was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent determination of the value of its common stock as of November 1, 2015 of $3.24 per share and the midpoint of the anticipated offering price range of $[**] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined as of November 1, 2015 and the midpoint of the anticipated price range for this IPO is primarily the result of the following factors:

Spring Bank Pharmaceuticals, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Martin Driscoll, President and Chief Executive Officer, Spring Bank Pharmaceuticals, Inc., 113 Cedar Street, Milford, Massachusetts 01757, (508) 473-5993, before it permits any disclosure of the bracketed information in Request #1.

•	The estimated price range for this IPO necessarily assumes that the Company’s IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock.

•	The estimated price range for this IPO necessarily assumes that all of the Company’s preferred stock has converted into common stock in connection with this IPO. Upon the closing of this IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	The estimated price range is based only upon a scenario in which the Company completes this IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than an initial public offering. In the September 30, 2015 valuation considered in the determination of the fair value of the common stock as of November 1, 2015, the probability weighting for the IPO scenario was 65%.

Securities and Exchange Commission

January 8, 2016

•	In recent “testing-the-waters” meetings, the Company received positive feedback from potential investors.

•	The Company continued to advance the development of SB 9200, including:

•	the Company received the results of a key preclinical study of SB 9200 that it had conducted in collaboration with the National Institutes of Health, which the Company believes established preclinical proof of concept of SB 9200; and

•	the Company entered into a clinical trial supply agreement with Gilead Sciences, Inc.

•	The Company has taken several steps towards the completion of an IPO, including:

•	on January 5, 2016, the Company publicly filed the Registration Statement with the Commission;

•	in December 2015, the Board approved the Company’s certificate of incorporation, bylaws, 2015 stock incentive plan and committee charters, all of which will become effective upon the closing of the IPO; and

•	in anticipation of this IPO, the Board and the Company’s stockholders approved a certificate of amendment to the Company’s certificate of incorporation in order to effect a reverse stock split of the Company’s common stock.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this IPO would provide the Company with more ready access to the public company equity and debt markets.

•	In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the estimated price range for this IPO. The estimated price range for this IPO was not derived using a formal determination of fair value, but rather was determined by negotiation between the Company and the underwriters. In particular, the estimate of fair value of the Company’s common stock as of November 1, 2015 was not a factor in setting the estimated price range for the IPO.

Securities and Exchange Commission

January 8, 2016

•	The price that investors are willing to pay in this IPO, for which the price range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in the Company’s prior valuations, are not objectively determinable, and that valuation models are not able to quantify.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

*        *        *

Securities and Exchange Commission

January 8, 2016

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Alla Berenshteyn, United States Securities and Exchange Commission
Martin Driscoll, Spring Bank Pharmaceuticals, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549